Supplement dated September 17, 2025, to the Annual Notice dated

May 1, 2025, for Schwab Select Annuity® contracts

Issued by Empower Annuity Insurance Company of America

Variable Annuity-1 Series Account

Supplement dated September 17, 2025, to the Annual Notice dated

May 1, 2025, for Schwab Select Annuity® contracts

Issued by Empower Life and Annuity Insurance Company of New York

Variable Annuity-1 Series Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

On or about November 1, 2025, a Portfolio available under your Contract will change its name as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
Macquarie VIP Small Cap Value Series	Nomura VIP Small Cap Value Series

After November 1, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name. Additionally, effective on or about November 1, 2025, Macquarie Investment Management Global Limited will no longer be a Sub-Adviser to the Portfolio and any reference in the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT section of the Annual Notice is hereby deleted.

If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-800-838-0650. You may also obtain fund prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options”.

Please keep this Supplement for future reference.